UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 August 10 2007


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TRANSACTION IN OWN SHARES

NOVO NORDISK A/S PURCHASES B SHARES WORTH DKK 2.1 BILLION FROM NOVO A/S AS PART OF THE ONGOING SHARE REPURCHASE PROGRAMME

Novo Nordisk A/S has today acquired 3,437,400 B shares (nominal DKK2), worth DKK
2.1 billion, from Novo A/S as part of the ongoing DKK 10 billion share repurchase programme for 2006-2008. The transaction price is DKK 608.13 per share and has been calculated as the average market price from 3 August to 9 August in the open trading window following the announcement of Novo Nordisk's financial results for the first six months of 2007.

Novo A/S has hereby re-adjusted its ownership of Novo Nordisk A/S to 25.5%, equal to the level of Novo A/S' ownership of Novo Nordisk A/S prior to the cancellation of treasury shares, which took place in June 2007.

Novo A/S' shareholding in Novo Nordisk A/S prior to the sale of B shares was 53,743,600 A shares (nominal DKK 2) and 32,181,200 B shares (nominal DKK 2), corresponding to 26.6% of capital and 71.1% of votes. The current transaction reduces Novo A/S' ownership of Novo Nordisk A/S to 25.5% of capital and 70.9 of votes.

Henrik Gurtler, CEO of Novo A/S, said: "Following the recent cancellation of treasury shares Novo A/S has re-aligned its shareholding in Novo Nordisk A/S to the level of just over 25%, which has been our target since the demerger of Novozymes A/S in 2000. We remain a committed long-term majority shareholder of Novo Nordisk."

As of 10 August 2007, Novo Nordisk has repurchased B shares amounting to around DKK 2.2 billion in 2007. Novo Nordisk A/S and its wholly-owned affiliates now own 8,952,014 of its own B shares of DKK 2, corresponding to a total nominal value of DKK 17,904,028 or 2.77% of the total share capital.

NOVO NORDISK is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 25,300 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

NOVO A/S, the holding company in the Novo Group, was established prior to the demerger of Novo Nordisk in 2000. Novo A/S is a private limited liability company, fully owned by the Novo Nordisk Foundation. Besides being the majority shareholder in Novozymes A/S and Novo Nordisk A/S, Novo A/S provides venture capital to development stage companies with pioneering scientific ideas within life science, and assists the Novo Group companies in implementing and evaluating the commitments set out in the 'Charter for Companies in the Novo Group'. For more information, visit novo.dk.

Further information on NOVO NORDISK A/S please contact:

Media:                         Investors:
Outside North America:         Outside North America:
Elin K Hansen                  Mads Veggerby Lausten
Tel : (+45) 4442 3450          Tel: (+45) 4443 7919
ekh@novonordisk.com            mlau@novonordisk.com

                               Hans Rommer
                               Tel: (+45) 4442 4765
                               hrmm@novonordisk.com

In North America:              In North America:
Sean Clements                  Christian Qvist Frandsen
Tel: (+1) 609 514 8316         Tel: (+1) 609 919 7937
secl@novonordisk.com           cqfr@novonordisk.com


Further information on NOVO A/S please contact:

Media:

Henrik Gurtler, CEO
Tel: (+45) 4442 2189

Thorkil Kastberg Christensen, CFO
Tel: (+45) 4442 3197

Stock Exchange Announcement no 23 / 2007





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 10 2007                           NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer